Exhibit (a)(1)(M)

Distribution date: Wednesday, July 28, 2010

Distributed by:  Textron

From: generalequity@textron.com

Subject:  Option Exchange Program — Window Closes July 30; Call Center Available

If you have not submitted a decision to exchange some or all of your Eligible Options and you still want to do so—or if you want to change or withdraw your election—please be aware of the following:

Option Exchange Window Closing

Your election must be received before 11:59 p.m. (Eastern Time) on Friday, July 30, 2010 when the offer expires and the Option Exchange Window closes; at this time, all elections are final. You may login to the Option Exchange Website at https://textron.equitybenefits.com.

•                        The actual exchange data (exchange ratios and the exercise price of the new options) will be available as soon as possible after the New York Stock Exchange closes on Friday July 30, 2010; the market close is 4:00 p.m. (Eastern Time).

•                        Soon after the market closes, you will receive an email notifying you that the actual exchange data is available and posted on the Option Exchange Website.

Alternative Way to Make an Election

If, for any reason, you are unable to access the Option Exchange Website, you may make, change or withdraw your elections by calling the Option Exchange Call Center at 408-754-4625 or 800-500-0131 between 8:00 am and 11:59 pm (Eastern Time) on Thursday, July 29th and Friday, July 30th.

If you call the Option Exchange Call Center:

(1)                You will be asked to provide security information to verify your identity.

(2)                The Operator will be able to provide you the following information with respect to your Eligible Options, on a grant-by-grant basis: (i) the options that are eligible for exchange including grant date, exercise price, number of options eligible for exchange, (ii) the exchange ratio applicable to that grant (including the actual exchange ratio once that information is available after the close of the New York Stock Exchange on July 30, 2010) and (iii) the options that you would receive in exchange including: number of new options and exercise price of new options (including the actual number and exercise price of new options once that information is available after the market closes on July 30th).

(3)                You may instruct the operator to make, change or withdraw your election to exchange Eligible Options on a grant-by-grant basis, subject to your acceptance of the terms and conditions of the Option Exchange Program as set forth in the Offer to Exchange.

(4)                Confirmation of the elections you made through the Option Exchange Call Center will be immediately sent via email to your address on file.

Additional Information

Please note that Textron expects to file with the Securities and Exchange Commission on Thursday, July 29, 2010 its Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 and an amendment to its Tender Offer Statement on Schedule TO-I/A to update the Offer to Exchange with second quarter financial information from the Form 10-Q. Copies of these documents may be obtained as described in the Offer to Exchange.

If you have any questions, you may call Nate Walker at 401-457-3570 or Aaron Brown at 401-457-3502.  Both of these phone numbers will be available until 11:59 pm on Friday July 30th.

Textron makes no recommendations as to whether you should participate in the Option Exchange Program; we encourage you to consult with your own advisors regarding your decision. Textron reserves the right to extend the offer period in the event of unforeseen circumstances.